Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

November 29, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Update

Further to our intimation dated August 28, 2017 with regard to U.S. Securities Class Action Lawsuit, we would like to inform you that the U.S. Securities Class Action Lawsuit has been served on the Company in the U.S. by the lead plaintiff.

As intimated earlier the Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)